UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Madison Square Garden Entertainment Corp.

(Name of Issuer)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

55826T 102

(CUSIP Number)

Beverly B. Reyes

Baker Botts L.L.P.

30 Rockefeller Plaza

New York, NY 10112

212-408-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 55826T 102

1.

  Name of Reporting Person

Charles F. Dolan, individually, and as Trustee of the Charles F. Dolan 2018 Grantor Retained Annuity Trust #1M, the Charles F. Dolan 2019 Grantor Retained Annuity Trust #1M and the Charles F. Dolan 2009 Revocable Trust

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 17,062
	8.	Shared Voting Power 2,853,863
	9.	Sole Dispositive Power 17,062
	10.	Shared Dispositive Power 2,853,863

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,870,925
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 12.9%
14.	Type of Reporting Person IN

*

Excludes 1,847,047 shares of Madison Square Garden Entertainment Corp. Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), issuable upon conversion of an equal number of shares of Madison Square Garden Entertainment Corp. Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), held by other Reporting Persons hereto as to which Charles F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.

  Name of Reporting Person

Helen A. Dolan, individually and as Trustee of the Helen A. Dolan 2018 Grantor Retained Annuity Trust #1M, the Helen A. Dolan 2019 Grantor Retained Annuity Trust #1M and the Helen A. Dolan 2009 Revocable Trust

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 14,471
	8.	Shared Voting Power 2,856,454
	9.	Sole Dispositive Power 14,471
	10.	Shared Dispositive Power 2,856,454

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,870,925
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 12.9%
14.	Type of Reporting Person IN

*

Excludes 1,847,047 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Helen A. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person James L. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 202,017
	8.	Shared Voting Power 644,184
	9.	Sole Dispositive Power 202,017
	10.	Shared Dispositive Power 644,184

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 846,201
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 4.2%
14.	Type of Reporting Person IN

*

Excludes 3,911,148 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Thomas C. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 22,343
	8.	Shared Voting Power 322,281
	9.	Sole Dispositive Power 22,343
	10.	Shared Dispositive Power 322,281

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 344,624
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.7%
14.	Type of Reporting Person IN

*

Excludes 4,220,531 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Kathleen M. Dolan, individually and as Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust and as a Trustee of each of the Charles F. Dolan Children Trusts
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 12,288
	8.	Shared Voting Power 1,945,837
	9.	Sole Dispositive Power 12,288
	10.	Shared Dispositive Power 1,945,837

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,958,125
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 9.1%
14.	Type of Reporting Person IN

*

Excludes 2,696,515 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Marianne Dolan Weber
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 10,025
	8.	Shared Voting Power 345,937
	9.	Sole Dispositive Power 10,025
	10.	Shared Dispositive Power 345,937

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 355,962
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.8%
14.	Type of Reporting Person IN

*

Excludes 4,232,583 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Deborah A. Dolan-Sweeney
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 6,872
	8.	Shared Voting Power 572,316
	9.	Sole Dispositive Power 6,872
	10.	Shared Dispositive Power 572,316

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 579,188
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 2.9%
14.	Type of Reporting Person IN

*

Excludes 4,026,747 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Corby Dolan Leinauer, as a Trustee of each of the 2009 Family Trusts
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 540
	8.	Shared Voting Power 2,484,605
	9.	Sole Dispositive Power 540
	10.	Shared Dispositive Power 2,484,605

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,485,145
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 11.3%
14.	Type of Reporting Person IN

*

Excludes 2,072,432 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Corby Dolan Leinauer disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Mary S. Dolan, as a Trustee of the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney and each of the 2009 Family Trusts
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 2,274
	8.	Shared Voting Power 2,808,590
	9.	Sole Dispositive Power 2,274
	10.	Shared Dispositive Power 2,808,590

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,810,864
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 12.6%
14.	Type of Reporting Person IN

*

Excludes 1,766,105 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Mary S. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO Kathleen M. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 322,281
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 322,281
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 322,281
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person OO

*

Excludes 4,223,190 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 322,281
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 322,281
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 322,281
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person OO

*

Excludes 4,223,190 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO Marianne Dolan Weber
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 312,888
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 312,888
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 312,888
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person OO

*

Excludes 4,232,583 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO Thomas C. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 322,281
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 322,281
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 322,281
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person OO

*

Excludes 4,220,531 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO James L. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 633,573
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 633,573
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 633,573
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 3.1%
14.	Type of Reporting Person OO

*

Excludes 3,925,193 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Charles F. Dolan 2009 Family Trust FBO James L. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 828,908
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 828,908
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 828,908
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 4.1%
14.	Type of Reporting Person OO

*

Excludes 3,705,040 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 434,833
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 434,833
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 434,833
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 2.2%
14.	Type of Reporting Person OO

*

Excludes 4,099,115 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 409,833
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 409,833
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 409,833
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 2.0%
14.	Type of Reporting Person OO

*

Excludes 4,124,115 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 430,833
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 430,833
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 430,833
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 2.1%
14.	Type of Reporting Person OO

*

Excludes 4,103,115 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 374,833
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 374,833
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 374,833
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.9%
14.	Type of Reporting Person OO

*

Excludes 4,159,115 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Ryan Dolan 1989 Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 5,052
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,052
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,052
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person OO

*

Excludes 4,524,465 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Ryan Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Tara Dolan 1989 Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 5,052
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,052
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,052
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person OO

*

Excludes 4,524,465 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Tara Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Charles F. Dolan 2018 Grantor Retained Annuity Trust #1M
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person OO

*

Excludes 4,529,517 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2018 Grantor Retained Annuity Trust #1M disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Helen A. Dolan 2018 Grantor Retained Annuity Trust #1M
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person OO

*

Excludes 4,529,517 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Helen A. Dolan 2018 Grantor Retained Annuity Trust #1M disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Charles F. Dolan 2019 Grantor Retained Annuity Trust #1M
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 14,471
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 14,471
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,471
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person OO

*

Excludes 4,515,046 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2019 Grantor Retained Annuity Trust #1M disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Helen A. Dolan 2019 Grantor Retained Annuity Trust #1M
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 14,471
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 14,471
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,471
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person OO

*

Excludes 4,515,046 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Helen A. Dolan 2019 Grantor Retained Annuity Trust #1M disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Charles F. Dolan 2009 Revocable Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 131,794
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 131,794
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 131,794
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.7%
14.	Type of Reporting Person OO

*

Excludes 4,431,295 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Revocable Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826T 102

1.	Name of Reporting Person Helen A. Dolan 2009 Revocable Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 98,221
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 98,221
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 98,221
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person OO

*

Excludes 4,431,296 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Helen A. Dolan 2009 Revocable Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed jointly by (i) the individuals (in their individual capacity and/or as trustee or co-trustee of specified trusts) and trusts listed in Item 2(a) below (the “Group Members”) who may be deemed to beneficially own all of the shares of Class B Common Stock of Madison Square Garden Entertainment Corp. (the “Issuer”), par value $0.01 per share (the “Class B Common Stock”), which are convertible share for share at the option of the holder into Class A Common Stock of the Issuer, par value $0.01 per share (the “Class A Common Stock,” and together with the Class B Common Stock, the “Common Stock”), and a certain number of shares of Class A Common Stock, in each case as described herein, and certain trustees of such Group Members (collectively, the “Reporting Persons”), and (ii) the Charles F. Dolan 2018 Grantor Retained Annuity Trust #1M (the “CFD 2018 GRAT #1M”) and the Helen A. Dolan 2018 Grantor Retained Annuity Trust #1M (the “HAD 2018 GRAT #1M” and together with the CFD 2018 GRAT #1M, the “Old GRATs”), to (a) report the entry by the Reporting Persons into the Voting Agreement (as defined below), (b) add two new trusts, the Charles F. Dolan 2009 Revocable Trust (the “CFD 2009 Trust”) and the Helen A. Dolan 2009 Revocable Trust (the “HAD 2009 Trust”), as Group Members (the “New Group Members”) and (c) reflect that the Old GRATs are no longer Group Members.

The Schedule 13D (the “Schedule”) filed by the original Group Members on April 24, 2020 is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 1.

Item 2	Identity and Background

The disclosure in Item 2(a) is hereby amended to read in its entirety as follows:

(a) The names of the Reporting Persons who are Group Members are: Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2019 Grantor Retained Annuity Trust #1M (the “CFD 2019 GRAT #1M”) and the CFD 2009 Trust; Helen A. Dolan, individually and as Trustee of the Helen A. Dolan 2019 Grantor Retained Annuity Trust #1M (the “HAD 2019 GRAT #1M”) and the HAD 2009 Trust; James L. Dolan; Thomas C. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Marianne Dolan Weber, the Charles F. Dolan Children Trust FBO Thomas C. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan (hereinafter collectively referred to as the “Dolan Children Trusts” and individually, a “Dolan Children Trust”), and as sole Trustee of the Ryan Dolan 1989 Trust and Tara Dolan 1989 Trust; Marianne E. Dolan Weber; Deborah A. Dolan-Sweeney; Dolan Children Trust FBO Kathleen M. Dolan; Dolan Children Trust FBO Marianne Dolan Weber; Dolan Children Trust FBO Deborah Dolan-Sweeney; Dolan Children Trust FBO James L. Dolan; Dolan Children Trust FBO Thomas C. Dolan; the Charles F. Dolan 2009 Family Trust FBO James L. Dolan; the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan; the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan; the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber; the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney; Ryan Dolan 1989 Trust; Tara Dolan 1989 Trust; CFD 2019 GRAT #1M; HAD 2019 GRAT #1M; CFD 2009 Trust and the HAD 2009 Trust. The Reporting Persons also include Corby Dolan Leinauer, as a Trustee of the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan and the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney (collectively, the “2009 Family Trusts” and individually, a “2009 Family Trust”) and Mary S. Dolan, as a Trustee of the Dolan Children Trusts FBO Deborah Dolan-Sweeney and each of the 2009 Family Trusts. The Old GRATs were terminated and ceased to be Group Members effective January 11, 2021.

(b) The disclosure in Item 2(b) is hereby amended by adding the following at the end thereof:

Charles F. Dolan 2009 Revocable Trust is a trust established under the laws of the State of New York for the benefit of Charles F. Dolan and certain other beneficiaries and has an address of c/o Dolan Family Office, Attention: President 340 Crossways Park Drive, Woodbury, New York 11797. Charles F. Dolan and Brian G. Sweeney are the trustees of the Charles F. Dolan 2009 Revocable Trust.

Helen A. Dolan 2009 Revocable Trust is a trust established under the laws of the State of New York for the benefit of Helen A. Dolan and certain other beneficiaries and has an address of c/o Dolan Family Office, Attention: President 340 Crossways Park Drive, Woodbury, New York 11797. Helen A. Dolan and Brian G. Sweeney are the trustees of the Helen A. Dolan 2009 Revocable Trust.

The disclosure in Item 2(d) is hereby amended by adding the following at the end thereof:

(d) Neither New Group Member, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The disclosure in Item 2(e) is hereby amended by adding the following at the end thereof:

(e) Neither New Group Member, during the last five years, has been a party to a civil proceeding of a judicial body or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration

The CFD 2009 Trust acquired 33,572 shares of Class A Common Stock on April 17, 2020, as a result of the spin-off by Madison Square Garden Sports Corp. (“MSG Sports”) of the Issuer to the stockholders of MSG Sports (the “Spin-off”). In the Spin-off, stockholders of MSG Sports received as a dividend one share of Class A Common Stock for every one share of MSG Sports Class A common stock owned by them and one share of Class B Common Stock for every one share of MSG Sports Class B common stock owned by them.

On January 11, 2021, the CFD 2018 GRAT #1M and the CFD 2019 GRAT #1M contributed 56,637 shares and 41,585 shares, of Class B Common Stock, respectively, to the CFD 2009 Trust. In addition, on January 11, 2021, the HAD 2018 GRAT #1M and the HAD 2019 GRAT #1M contributed 56,636 shares and 41,585 shares of Class B Common Stock, respectively, to the HAD 2009 Trust. No funds were exchanged in connection with any of the January 11, 2021 transfers of shares of the Issuer’s Class B Common Stock.

Item 4	Purpose of Transaction

The disclosure in Item 4 is hereby amended by adding the following to the end thereof:

Each of the January 11, 2021 transfers of shares described in Item 3 above effected by Charles F. Dolan and Helen A. Dolan was effected for estate planning purposes for Charles F. Dolan and Helen A. Dolan.

On March 25, 2021, the Issuer, MSG Networks Inc., a Delaware corporation (“MSG Networks”), and Broadway Sub Inc., a Delaware corporation and a direct wholly-owned subsidiary of the Issuer (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), which provides for Merger Sub to merge with and into MSG Networks (the “Merger”), with MSG Networks surviving the Merger as a wholly-owned direct subsidiary of the Issuer as described in Item 6 below. On March 25, 2021, MSG Networks and certain of the Reporting Persons entered into a voting agreement (the “Voting Agreement”), pursuant to which, among other things and subject to the terms and conditions set forth in the Voting Agreement, the Reporting Persons’ shares of Common Stock would be voted in favor of the approval of the Share Issuance (as defined below) as described in Item 6.

The information contained in Item 6 of this Amendment No. 1 is incorporated by reference.

Item 5	Interest in Securities of the Issuer

The disclosure in Item 5(a) and (b) is hereby amended and restated to read in its entirety as follows:

(a) and (b) The Group Members may be deemed to beneficially own an aggregate of 5,133,987 shares of Class A Common Stock as a result of their beneficial ownership of (i) 604,470 shares of Class A Common Stock, and (ii) 4,529,517 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 21.3% of the total shares of the Issuer’s common stock currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 4,529,517 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the Class B Stockholders’ Agreement (as defined below). Reporting Persons and individuals who are not Group Members but are trustees of trusts that are Group Members may be deemed to beneficially own an additional 42,987 shares of Class A Common Stock. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

The percentages used herein are calculated based on the shares of Class A Common Stock issued and outstanding on January 29, 2021, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended December 31, 2020 filed by the Issuer with the Securities and Exchange Commission.

Charles F. Dolan may be deemed to beneficially own an aggregate of 2,870,925 shares of Class A Common Stock, including (i) 188,455 shares of Class A Common Stock and (ii) 2,682,470 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 12.9% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 17,062 shares of Class A Common Stock (including 2,591 shares of Class A Common Stock owned of record personally and 14,471 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2019 GRAT #1M), and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 2,853,863 shares of Class A Common Stock (including 33,572 shares of Class A Common Stock owned of record by the CFD 2009 Trust, 130,137 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 22,155 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and 2,667,999 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (including 14,471 shares of Class B Common Stock owned of record by the HAD 2019 GRAT #1M, 98,221 shares of Class B Common Stock owned of record by the HAD 2009 Trust, 98,222 shares of Class B Common Stock owned of record by the CFD 2009 Trust and 2,457,085 shares of Class B Common Stock owned of record by the 2009 Family Trusts). He disclaims beneficial ownership of 33,572 shares of Class A Common Stock owned of record by the CFD 2009 Trust, 130,137 shares of Class A

Common Stock owned of record by the Dolan Family Foundation and 22,155 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and 2,667,999 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 14,471 shares of Class B Common Stock owned of record by the HAD 2019 GRAT #1M, 98,221 shares of Class B Common Stock owned of record by the HAD 2009 Trust, 98,222 shares of Class B Common Stock owned of record by the CFD 2009 Trust, 2,457,085 shares of Class B Common Stock owned of record by the 2009 Family Trusts and 1,847,047 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Helen A. Dolan may be deemed to beneficially own an aggregate of 2,870,925 shares of Class A Common Stock, including (i) 188,455 shares of Class A Common Stock and (ii) 2,682,470 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 12.9% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 14,471 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the HAD 2019 GRAT #1M, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 2,856,454 shares of Class A Common Stock (including 2,591 shares of Class A Common Stock owned of record by her spouse, 130,137 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 22,155 shares of Class A Common Stock owned of record by the 2009 Family Trusts, 33,572 shares of Class A Common Stock owned of record by the CFD 2009 Trust, and 2,667,999 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (including 14,471 shares of Class B Common Stock owned of record by the CFD 2019 GRAT #1M, 98,221 shares of Class B Common Stock owned of record by the HAD 2009 Trust, 98,222 shares of Class B Common Stock owned of record by the CFD 2009 Trust and 2,457,085 shares of Class B Common Stock owned of record by the 2009 Family Trusts). She disclaims beneficial ownership of 2,591 shares of Class A Common Stock owned of record by her spouse, 130,137 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 22,155 shares of Class A Common Stock owned of record by the 2009 Family Trusts, 33,572 shares of Class A Common Stock owned of record by the CFD 2009 Trust, and 2,667,999 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 14,471 shares of Class B Common Stock owned of record by the CFD 2019 GRAT #1M, 98,221 shares of Class B Common Stock owned of record by the HAD 2009 Trust, 98,222 shares of Class B Common Stock owned of record by the CFD 2009 Trust, 2,457,085 shares of Class B Common Stock owned of record by the 2009 Family Trusts and 1,847,047 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

James L. Dolan may be deemed to beneficially own an aggregate of 846,201 shares of Class A Common Stock, including (i) 227,832 shares of Class A Common Stock and (ii) 618,369 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 4.2% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 202,017 shares of Class A Common Stock (including 187,481 shares of Class A Common Stock owned of record personally, 491 shares of Class A Common Stock held as custodian for one or more minor children, and 14,045 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 644,184 shares of Class A Common Stock (including 416 shares of Class A Common Stock owned jointly with his spouse, 10,195 shares of Class A Common Stock owned of record personally by his spouse, and 29,249 shares of Class A Common Stock owned of record by the Dolan Children Trust for his benefit and 604,324 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class

B Common Stock owned of record by the Dolan Children Trust for his benefit). He disclaims beneficial ownership of 491 shares of Class A Common Stock held as custodian for one or more minor children, 10,195 shares of Class A common Stock owned of record personally by his spouse, 29,249 shares of Class A Common Stock and 604,324 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit and 3,911,148 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Thomas C. Dolan may be deemed to beneficially own 344,624 shares of Class A Common Stock, including (i) 35,638 shares of Class A Common Stock and (ii) 308,986 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This amount represents approximately 1.7% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 22,343 shares of Class A Common Stock owned of record personally and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 13,295 shares of Class A Common Stock and 308,986 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit. He disclaims beneficial ownership of 13,295 shares of Class A Common Stock and 308,986 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit and 4,220,531 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Kathleen M. Dolan may be deemed to beneficially own an aggregate of 1,958,125 shares of Class A Common Stock, including (i) 125,123 shares of Class A Common Stock and (ii) 1,833,002 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 9.1% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 12,288 shares of Class A Common Stock (including 1,568 shares of Class A Common Stock owned of record personally and 616 shares of Class A Common Stock held as custodian for one or more minor children and an aggregate of 10,104 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,945,837 shares of Class A Common Stock (including an aggregate of 90,406 shares of Class A Common Stock owned of record by the Dolan Children Trusts and 32,533 shares of Class A Common Stock owned of record by the Green Mountain Foundation Inc., and an aggregate of 1,822,898 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts). She disclaims beneficial ownership of 616 shares of Class A Common Stock held as custodian for one or more minor children, 32,533 shares of Class A Common Stock owned of record by the Green Mountain Foundation Inc., an aggregate of 90,406 shares of Class A Common Stock owned of record by the Dolan Children Trusts, an aggregate of 1,833,002 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts, the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust and 2,696,515 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Marianne Dolan Weber may be deemed to beneficially own an aggregate of 355,962 shares of Class A Common Stock, including (i) 59,028 shares of Class A Common Stock and (ii) 296,934 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class

B Common Stock. This aggregate amount represents approximately 1.8% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 10,025 shares of Class A Common Stock owned of record personally, and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 345,937 shares of Class A Common Stock (including 208 shares of Class A Common Stock held of record personally by her spouse, 308 shares of Class A Common Stock held by a member of her household, 32,533 shares of Class A Common Stock owned of record by the Heartfelt Wings Foundation Inc., 15,954 shares of Class A Common Stock owned by the Dolan Children Trust for her benefit and 296,934 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit). She disclaims beneficial ownership of 208 shares of Class A Common Stock held of record personally by her spouse, 308 shares of Class A Common Stock held by a member of her household, 32,533 shares of Class A Common Stock owned of record by the Heartfelt Wings Foundation Inc., 15,954 shares of Class A Common Stock and 296,934 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit and 4,232,583 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 579,188 shares of Class A Common Stock, including (i) 76,418 shares of Class A Common Stock and (ii) 502,770 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.9% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 6,872 shares of Class A Common Stock owned of record personally, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 572,316 shares of Class A Common Stock (including 17,773 shares of Class A Common Stock owned of record personally by her spouse, 2,247 shares of Class A Common Stock held by trusts for which her spouse serves as co-trustee, 33,572 shares of Class A Common Stock owned of record by the CFD 2009 Trust for which her spouse serves as co-trustee, 15,954 shares of Class A Common Stock owned of record by the Dolan Children Trust for her benefit and 502,770 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (including 306,327 shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit and 196,443 shares of Class B Common Stock owned of record by the CFD 2009 Trust for which her spouse serves as co-trustee). She disclaims beneficial ownership of 17,773 shares of Class A Common Stock owned of record personally by her spouse, 2,247 shares of Class A Common Stock held by trusts for which her spouse serves as co-trustee, 33,572 shares of Class A Common Stock owned of record by the CFD 2009 Trust for which her spouse serves as co-trustee and 15,954 shares of Class A Common Stock owned of record by the Dolan Children Trust for her benefit, 306,327 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit, 196,443 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2009 Trust for which her spouse serves as co-trustee and 4,026,747 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Corby Dolan Leinauer may be deemed to beneficially own an aggregate of 2,485,145 shares of Class A Common Stock, including (i) 28,060 shares of Class A Common Stock and (ii) 2,457,085 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 11.3% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 540 shares of Class A Common Stock held as custodian for one or more minor children and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 2,484,605 shares of Class A Common Stock (including 214 shares of Class A Common Stock owned jointly with her spouse, 685 shares of Class A Common Stock owned of record by the Leinauer Family Education Trust, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Aidan J. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Quentin F. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Marianne R. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Kevyn A. Dolan, 3,350 shares of Class A Common Stock owned of record by the CFD 2012 Descendants Trust, an aggregate of 22,155 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and an aggregate of 2,457,085 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts). She disclaims beneficial ownership of 540 shares of Class A Common Stock held as custodian for one or more minor children, 685 shares of Class A Common Stock owned of record by the Leinauer Family Education Trust, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Aidan J. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Quentin F. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Marianne R. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Kevyn A. Dolan, 3,350 shares of Class A Common Stock owned of record by the CFD 2012 Descendants Trust, an aggregate of 22,155 shares of Class A Common Stock owned of record by the 2009 Family Trusts, an aggregate of 2,457,085 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts and 2,072,432 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that she is the beneficial owner of such securities. See Exhibit A.

Mary S. Dolan may be deemed to beneficially own an aggregate of 2,810,864 shares of Class A Common Stock, including (i) 47,452 shares of Class A Common Stock and (ii) 2,763,412 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 12.6% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote and to dispose of or direct the disposition of 2,274 shares of Class A Common Stock held as custodian for one or more minor children and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 2,808,590 shares of Class A Common Stock (including 2,603 shares of Class A Common Stock owned jointly with her spouse, 15,954 shares of Class A Common Stock owned of record by the Dolan Children Trust for the benefit of Deborah Dolan-Sweeney, 306,327 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for the benefit of Deborah Dolan-Sweeney, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Aidan J. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Quentin F. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Marianne R. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Kevyn A. Dolan, 3,350 shares of Class A Common Stock owned of record by the CFD 2012 Descendants Trust, an aggregate of 22,155 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and an aggregate of 2,457,085 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts). She disclaims beneficial ownership of 2,274 shares of Class A Common Stock held as custodian for one or more minor children, 15,954 shares of Class A Common Stock owned of record by the Dolan Children Trust for the benefit of Deborah Dolan-Sweeney, 306,327 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock owned of record by the Dolan Children Trust for the benefit of Deborah Dolan-Sweeney, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Aidan J. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Quentin F. Dolan, 279 shares of Class A

Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Marianne R. Dolan, 279 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Kevyn A. Dolan, 3,350 shares of Class A Common Stock owned of record by the CFD 2012 Descendants Trust, an aggregate of 22,155 shares of Class A Common Stock owned of record by the 2009 Family Trusts, an aggregate of 2,457,085 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts and 1,766,105 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

The Charles F. Dolan Children Trust FBO Kathleen M. Dolan may be deemed to beneficially own an aggregate of 322,281 shares of Class A Common Stock, including (i) 15,954 shares of Class A Common Stock and (ii) 306,327 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 4,223,190 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Kathleen M. Dolan and Paul J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 11 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney may be deemed to beneficially own an aggregate of 322,281 shares of Class A Common Stock, including (i) 15,954 shares of Class A Common Stock and (ii) 306,327 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 4,223,190 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Kathleen M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 12 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Marianne Dolan Weber may be deemed to beneficially own an aggregate of 312,888 shares of Class A Common Stock, including (i) 15,954 shares of Class A Common Stock and (ii) 296,934 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 4,232,583 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Kathleen M. Dolan and Matthew J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 13 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Thomas C. Dolan may be deemed to beneficially own an aggregate of 322,281 shares of Class A Common Stock, including (i) 13,295 shares of Class A Common Stock and (ii) 308,986 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 4,220,531 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Kathleen M. Dolan and Matthew J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 14 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO James L. Dolan may be deemed to beneficially own an aggregate of 633,573 shares of Class A Common Stock, including (i) 29,249 shares of Class A

Common Stock and (ii) 604,324 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 3,925,193 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Kathleen M. Dolan and Paul J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 15 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO James L. Dolan may be deemed to beneficially own an aggregate of 828,908 shares of Class A Common Stock, including (i) 4,431 shares of Class A Common Stock and (ii) 824,477 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 3,705,040 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Corby Dolan Leinauer and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 16 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Thomas C. Dolan may be deemed to beneficially own an aggregate of 434,833 shares of Class A Common Stock, including (i) 4,431 shares of Class A Common Stock and (ii) 430,402 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 4,099,115 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Corby Dolan Leinauer and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 17 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Kathleen M. Dolan may be deemed to beneficially own an aggregate of 409,833 shares of Class A Common Stock, including (i) 4,431 shares of Class A Common Stock and (ii) 405,402 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 4,124,115 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Corby Dolan Leinauer and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 18 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Marianne E. Dolan Weber may be deemed to beneficially own an aggregate of 430,833 shares of Class A Common Stock, including (i) 4,431 shares of Class A Common Stock and (ii) 426,402 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 4,103,115 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Corby Dolan Leinauer and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 19 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 374,833 shares of Class A Common Stock, including (i) 4,431 shares of Class A Common Stock and (ii) 370,402 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Corby Dolan Leinauer and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The trust disclaims beneficial ownership of 4,159,115 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 20 of this Schedule 13D is hereby incorporated by reference.

The Ryan Dolan 1989 Trust may be deemed to beneficially own an aggregate of 5,052 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 4,524,465 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Kathleen M. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 21 of this Schedule 13D is hereby incorporated by reference.

The Tara Dolan 1989 Trust may be deemed to beneficially own an aggregate of 5,052 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 4,524,465 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Kathleen M. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 22 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan 2019 Grantor Retained Annuity Trust #1M may be deemed to beneficially own an aggregate of 14,471 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 4,515,046 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Charles F. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 25 of this Schedule 13D is hereby incorporated by reference.

The Helen A. Dolan 2019 Grantor Retained Annuity Trust #1M may be deemed to beneficially own an aggregate of 14,471 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 4,515,046 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Helen A. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 26 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan 2009 Revocable Trust may be deemed to beneficially own an aggregate of 131,794 shares of Class A Common Stock, including (i) 33,572 shares of Class A Common Stock and (ii) 98,222 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Charles F. Dolan and Brian G. Sweeney are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 27 of this Schedule 13D is hereby incorporated by reference.

The Helen A. Dolan 2009 Revocable Trust may be deemed to beneficially own an aggregate of 98,221 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Helen A. Dolan and Brian G. Sweeney are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 28 of this Schedule 13D is hereby incorporated by reference.

Paul J. Dolan may be deemed to beneficially own an aggregate of 986,732 shares of Class A Common Stock, including (i) 76,081 shares of Class A Common Stock, and (ii) 910,651 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 4.8% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 398 shares of Class A Common Stock owned of record personally and 30,480 shares of Class A Common Stock owned of record by the CFD Trust No. 10 and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 955,854 shares of Class A Common Stock (including an aggregate of 45,203 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and an aggregate of 910,651 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan). He disclaims beneficial ownership of 30,480 shares of Class A Common Stock owned of record by the CFD Trust No. 10, an aggregate of 45,203 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and an aggregate of 910,651 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.

Matthew J. Dolan may be deemed to beneficially own an aggregate of 636,496 shares of Class A Common Stock, including (i) 30,576 shares of Class A Common Stock and (ii) 605,920 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.1% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 795 shares of Class A Common Stock (including 408 shares of Class A Common Stock owned of record personally and 387 shares of Class A Common Stock held as custodian for a minor child) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 635,701 shares of Class A Common Stock (including 316 shares of Class A Common Stock owned jointly with his spouse, 216 shares of Class A Common Stock held by his spouse as custodian for a minor child and an aggregate of 29,249 shares of Class A Common stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan and an aggregate of 605,920 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan). He disclaims beneficial ownership of 387 shares of Class A Common Stock held as custodian for a minor child, 216 shares of Class A Common Stock held by his spouse as custodian for a minor child and an aggregate of 29,249 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan and an aggregate of 605,920 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Brian G. Sweeney may be deemed to beneficially own an aggregate of 579,188 shares of Class A Common Stock, including (i) 76,418 shares of Class A Common Stock and (ii) 502,770 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.9% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 17,773 shares of Class A Common Stock owned of record personally, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 561,415 shares of Class A Common Stock (including 6,872 shares of Class A Common Stock owned of record personally by his spouse, 2,247 shares of Class A Common Stock held by trusts for which he serves as co-trustee, 33,572 shares of Class A Common Stock owned of record by the CFD 2009 Trust for which he serves as co-trustee and 15,954 shares of Class A Common Stock owned of record by the Dolan Children Trust for the benefit of his spouse and 502,770 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (including 306,327 shares of Class B Common Stock owned of record by the Dolan Children Trust for the benefit of his spouse, and 196,443 shares of Class B Common Stock owned of record by the CFD 2009 Trust for which he serves as co-trustee). He disclaims beneficial ownership of 6,872 shares of Class A Common Stock owned of record personally by his spouse, 2,247 shares of Class A Common Stock held by trusts for which he serves as co-trustee, 33,572 shares of Class A Common Stock owned of record by the CFD 2009 Trust for which he serves as co-trustee and 15,954 shares of Class A Common Stock owned of record by the Dolan Children Trust for the benefit of his spouse, 306,327 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for the benefit of his spouse and 196,443 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2009 Trust for which he serves as co-trustee, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

None of the Old GRATs beneficially own any shares of Class A Common Stock.

(e) Effective January 11, 2021, each of the Old GRATs ceased to be a beneficial owner of Issuer securities and a Group Member.

Item 6	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

The disclosure in Item 6 is hereby amended to add the following at the end thereof:

Merger Agreement

On March 25, 2021, the Issuer, MSG Networks and Merger Sub entered the Merger Agreement. The board of directors of the Issuer (the “Board”) approved, adopted and declared advisable the Merger Agreement upon the recommendation of a special committee of independent directors of the Board (the “Special Committee”).

Subject to the terms and conditions of the Merger Agreement, at the time at which the Merger becomes effective (the “Effective Time”), each holder of record of a share of Class A common stock, par value $0.01 per share, of MSG Networks (“MSGN Class A Common Stock”) issued and outstanding immediately prior to the Effective Time, other than certain excluded shares, will be converted into the right to receive a number of shares of Class A Common Stock equal to such number of shares of MSGN Class A Common Stock held immediately prior to the Effective Time multiplied by 0.172, with such number rounded up to the next whole share (such number of shares of Class A Common Stock, the “Class A Merger Consideration”), and each holder of record of a share of Class B common stock, par value $0.01 per share, of MSG Networks (“MSGN Class B

Common Stock” and together with the MSGN Class A Common Stock, the “MSGN Common Stock”) issued and outstanding immediately prior to the Effective Time, other than certain excluded shares, will be converted into the right to receive a number of shares of Class B Common Stock equal to such number of shares of MSGN Class B Common Stock held immediately prior to the Effective Time multiplied by 0.172, with such number rounded up to the next whole share (such number of shares of Class B Common Stock, the “Class B Merger Consideration”).

The consummation of the Merger is subject to certain conditions, including: (i) adoption of the Merger Agreement by the holders of a majority of the voting power of the outstanding MSGN Common Stock, voting together as a single class; (ii) approval of the issuance by the Issuer of the Common Stock to be issued in connection with the Merger (the “Share Issuance”) by (a) the holders of a majority of the total votes of the shares of Common Stock cast on the matter and (b), with respect to the issuance of shares of Class B Common Stock in the Share Issuance as Class B Merger Consideration, the holders of not less than 66 2/3% of the voting power of the outstanding shares of Class B Common Stock, voting separately as a class; (iii) the listing on the New York Stock Exchange of the Class A Common Stock issuable as Class A Merger Consideration; (iv) receipt of certain governmental and other approvals, including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (v) the absence of any law or order prohibiting the consummation of the Merger; (vi) the effectiveness of the registration statement on Form S-4 to register the Class A Common Stock to be issued as Class A Merger Consideration in the Merger; (vii) the accuracy of the representation and warranties of the parties (subject to customary materiality qualifiers); (viii) each party’s performance in all material respects of its obligations contained in the Merger Agreement; (ix) the absence of any material adverse effect (as defined in the Merger Agreement) on MSG Networks or the Issuer since the date of the Merger Agreement; and (x) the receipt by each party from the other party of a required tax representation letter to the extent required by the Merger Agreement.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 26, 2021.

Voting Agreement

On March 25, 2021, MSG Networks and certain of the Reporting Persons entered into the Voting Agreement, pursuant to which, among other things and subject to the terms and conditions set forth in the Voting Agreement, the Reporting Persons’ shares of Common Stock would be voted in favor of the approval of the Share Issuance. The Voting Agreement will terminate upon, among other events, the termination of the Merger Agreement in accordance with its terms.

The foregoing description of the Voting Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Voting Agreement, a copy of which is included as Exhibit 5 and incorporated herein by reference.

Item 7	Material to be Filed as an Exhibit.

Exhibit A: Amended and Restated Trust and Beneficiary List.

Exhibit B.1: Joint Filing Agreement, dated March 29, 2021.

Exhibit 5: MSG Entertainment Voting and Support Agreement, dated as of March 25, 2021 by and among MSG Networks Inc. and certain stockholders of Madison Square Garden Entertainment Corp. that are signatories thereto (incorporated by reference to Exhibit 10.2 to Madison Square Garden Entertainment Corp.’s Current Report on Form 8-K, filed on March 26, 2021 (File No. 001-39245)).

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 29, 2021

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Charles F. Dolan

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Helen A. Dolan

/s/ James L. Dolan
James L. Dolan

/s/ Thomas C. Dolan
Thomas C. Dolan

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Kathleen M. Dolan

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Marianne Dolan Weber

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Deborah A. Dolan-Sweeney

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Corby Dolan Leinauer

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Mary S. Dolan

CHARLES F. DOLAN 2009 REVOCABLE TRUST

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By: Charles F. Dolan, Trustee

/s/ Brian G. Sweeney
By: Brian G. Sweeney, Trustee

HELEN A. DOLAN 2009 REVOCABLE TRUST

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By: Helen A. Dolan, Trustee

/s/ Brian G. Sweeney
By: Brian G. Sweeney, Trustee

CHARLES F. DOLAN CHILDREN TRUST FBO KATHLEEN M. DOLAN

CHARLES F. DOLAN CHILDREN TRUST FBO JAMES L. DOLAN

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By: Kathleen M. Dolan, Trustee

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By: Paul J. Dolan, Trustee

CHARLES F. DOLAN CHILDREN TRUST FBO MARIANNE DOLAN WEBER

CHARLES F. DOLAN CHILDREN TRUST FBO THOMAS C. DOLAN

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By: Kathleen M. Dolan, Trustee

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By: Matthew J. Dolan, Trustee

CHARLES F. DOLAN CHILDREN TRUST FBO DEBORAH DOLAN-SWEENEY

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By: Kathleen M. Dolan, Trustee

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By: Mary S. Dolan, Trustee

CHARLES F. DOLAN 2009 FAMILY TRUST FBO KATHLEEN M. DOLAN

CHARLES F. DOLAN 2009 FAMILY TRUST FBO DEBORAH A. DOLAN-SWEENEY

CHARLES F. DOLAN 2009 FAMILY TRUST FBO MARIANNE E. DOLAN WEBER

CHARLES F. DOLAN 2009 FAMILY TRUST FBO THOMAS C. DOLAN

CHARLES F. DOLAN 2009 FAMILY TRUST FBO JAMES L. DOLAN

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By: Mary S. Dolan, Trustee

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By: Corby Dolan Leinauer, Trustee

RYAN DOLAN 1989 TRUST

TARA DOLAN 1989 TRUST

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By: Kathleen M. Dolan, Trustee

CHARLES F. DOLAN 2018 GRANTOR RETAINED ANNUITY TRUST #1M

CHARLES F. DOLAN 2019 GRANTOR RETAINED ANNUITY TRUST #1M

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By: Charles F. Dolan, Trustee

HELEN A. DOLAN 2018 GRANTOR RETAINED ANNUITY TRUST #1M

HELEN A. DOLAN 2019 GRANTOR RETAINED ANNUITY TRUST #1M

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By: Helen A. Dolan, Trustee

*By:	/s/ Brian G. Sweeney
Brian G. Sweeney
as Attorney-in-Fact